Contact

www.linkedin.com/in/elliot-
rose-39a5ab388 (LinkedIn)

Top Skills

Design
Project Management
Fundraising

Elliot Rose

Chief Executive Officer at Wildwood Landscapes Inc.
Fairfax, California, United States

Experience

Grotto
Partner
July 2025 - Present (5 months)
Fairfax, California, United States

Communal Bathhouse and Spa

Wildwood Landscapes Inc.
Chief Executive Officer
January 2018 - Present (7 years 11 months)
San Francisco Bay Area

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Education

Merritt College
Horticultural Science

The Bay School of San Francisco